Exhibit 99.1

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

INTRODUCTION AND BASIS OF PRESENTATION

Versadial, Inc. (“Versadial” or the “Registrant”or the “Company”) was originally incorporated in Nevada under the name Carsunlimited.com, Inc. (“CARS”). On August 9, 2006, Innopump, Inc. d/b/a Versadial, a Nevada Corporation (“Innopump”) and certain of Innopump’s shareholders executed and closed on an Agreement and Plan of Merger (“Merger Agreement”) by and among those parties, CARS and its subsidiary, Pump Acquisition Corp., ("PAC"). Pursuant to the Merger Agreement, CARS issued 12,625,243 shares of common stock to Innopump’s shareholders in consideration of Innopump merging with and into PAC and becoming a wholly-owned subsidiary of CARS ("Merger"). The issuance of the 12,625,243 shares (as rounded up) of common stock resulted in CARS stockholders retaining approximately 6.75% (914,228 shares) of the outstanding stock and Innopump stockholders receiving approximately 93.25% of the outstanding stock on a pre-diluted basis. The Merger was accounted for as a reverse merger (recapitalization) with Innopump deemed to be the accounting acquirer, and CARS as the legal acquirer. Upon the closing of the Merger, CARS became a manufacturer, developer and seller of proprietary, variable blend pump dispensers. On March 2, 2007, CARS changed its name to Versadial, Inc. to capitalize on the awareness of its trademarked name for its products in the marketplace.

The parties’ completion of the transactions contemplated under the Merger Agreement were subject to the satisfaction of certain contingencies including, without limitation, requisite approvals and consents and that CARS have no less than $7,500,000 in cash or cash equivalents and no more than $80,000 in liabilities immediately prior to closing. On August 9, 2006, CARS sold 10% senior redeemable convertible debt (“Convertible Debt”) in the principal amount of $7.5 million to Mellon HBV Master U.S. Event Driven Fund, L.P. and Mellon HBV Master Global Event Driven Fund, L.P. (now known as Fursa Master Global Event Driven Fund, LP, and referred to herein as the “Investor”) in exchange for $7.5 million in cash. Interest accrues at 10% per annum, payable in cash or payable in kind (“PIK”) at the Registrant's option, on the one year anniversary of the date of issuance with respect to the first year of accrued interest and quarterly in arrears thereafter. Any interest not paid when due will accrue and will be added to the principal in determining the number of shares of Common Stock issuable upon conversion of the Convertible Debt. The Convertible Debt matures 30 months after the date of issuance (“Maturity Date”). The Registrant shall not have the option to prepay the Convertible Debt prior to the Maturity Date. The Registrant must redeem 100% of the Convertible Debt, unless earlier converted, for an amount equal to 120% of the outstanding principal plus accrued but unpaid interest, on the Maturity Date. The proceeds from the Convertible Debt were used for working capital, capital expenditures, mandatory debt repayment, and general corporate purposes.

The Convertible Debt is convertible into 6,373,415 shares of the Registrant’s common stock. The price per share is equal to $16 million divided by the number of outstanding shares (13,596,998) of the post reverse-merger on a fully-diluted basis. This conversion price of $1.17675 would result in the issuance of approximately 6.4 million shares upon conversion and is subject to weighted-average, anti-dilution protection on all subsequent financings by the Registrant. In addition , the Investor received Warrants (aggregating 22% of the shares issuable on conversion) to purchase 1,402,153 shares of common stock at an exercise price of approximately $1.17675 per share. The Warrants have a five (5) year term.

The following table sets forth certain historical financial information of Versadial on an unaudited pro forma basis after giving effect to the merger as a "reverse acquisition" (i.e., with Innopump as the acquiror for accounting purposes).

Prior to the merger, Versadial’s fiscal year ended on December 31 and was a development stage Company. Subsequent to the merger, Versadial changed its year end to June 30 to conform to the year end of Innopump, the accounting acquiror.

The audited consolidated balance sheet of Versadial for the fiscal year ended June 30, 2007 is included in this SB-2/A report.

For purposes of the pro forma information following, Versadial’s unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2007 gives effect to the merger as if it had occurred on July 1, 2006.

The unaudited pro forma condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the future financial position or future results of operations of Versadial after the merger or of the financial position or results of operations of Versadial that would have actually occurred had the merger been effected as of the date described above.

The pro forma consolidated statements of operations do not reflect any effect of the contemplated operating efficiencies, cost savings and other benefits, anticipated by management as a result of the merger.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements and related notes of Versadial included within this document.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

For the year ended of June 30, 2007

	Historical	Pro Forma
	Versadial	Adjustments	Note	Pro Forma
Net revenues	1,396,251	-		1,396,251

Cost of revenues
Direct costs	1,592,462	-		1,592,462
Indirect costs	820,474	-		820,474
	2,412,936	-		2,412,936
Gross margin	(1,016,685)	-		(1,016,685)

Operating expenses
General and administrative	3,153,936	-		3,153,936
Loss from operations	(4,170,621)	-		(4,170,621)
Other income (expenses)
Sublease income, affiliates	12,315	-		12,315
Interest expense	(1,391,166)	(52,279)	1,2	(1,443,445)
Interest expense, related parties	(101,655)	7,374	3	(94,281)
Amortization of debt discount	(778,137)	(21,171)	4	(799,308)
Amortization of financing costs	(485,706)	(28,000)	1	(513,706)
Loss on derivative financial instruments	(991,916)	-		(991,916)
Loss on foreign currency exchange	(35,460)	-		(35,460)
	(3,771,725)	(94,076)		(3,865,801)

Net loss	(7,942,346)	(94,076)		(8,036,422)
Weighted average common shares outstanding
Basic	13,138,355			13,138,355
Diluted	14,728,639			14,728,639

Loss per common share

Basic and diluted	$(.60)	$(.01)		$(.61)

ProForma Adjustments Related to the Acquisition

The accompanying unaudited proforma condensed financial information has been prepared as if the acquisition was completed as of July 1, 2006 for the consolidated statement of operations purposes and reflect the following proforma adjustments:

(1)
To record additional interest and amortization of financing fees as described below as related to the issuance of the August 9, 2006 10% senior redeemable convertible debt of $7,500,000 to Investor due February 2009. Amortizable financing fees aggregated $840,000 which were paid to the investment banker in the amount of $750,000 and $90,000 to the Investor for prior bridge financing (3% of $3,000,000).

To record interest expense of $62,500 for the period July 1, 2006 to August 9, 2006 and $50,000 for the estimated additional interest due for the same period as the Company must redeem 100% of the convertible debt, unless earlier converted, for an amount equal to 120% of the outstanding principal plus accrued but unpaid interest, on the Maturity Date.

To record amortization of financing fees of $28,000 for the period July 1, 2006 to August 9, 2006.

(2)	To reverse interest expense for the period July 1, 2006 through August 9, 2006 of $60,221 for the payment and conversion of Innopump debt below upon closing of the merger.

(a)	Ocean Drive is a related party of CARS. Subsequent to June 30, 2006 the note was assigned to CARS UL Holdings, an affiliate of Ocean Drive.

Ocean Drive (a)	$ 789,057	Repayment $89,057 interest conversion of $700,000 to stock
Bridge lenders	511,360	Repayment of $11,360 interest Conversion of $500,000 to stock
Ocean Drive (a)	372,867	Repayment
Investor bridge notes	3,148,472	Repayment
	$4,821,756

(3)	To reverse interest expense for the period July 1, 2006 through August 9, 2006 of $7,374 for the payment of Innopump shareholder debt of $737,804 upon closing of the merger.

(4)
To record additional debt discount of $21,171 for the period July 1, 2006 to August 9, 2006 as related to the aggregate debt discount in the amount of $635,142 on the warrants issued to the Investor on August 9, 2006 in connection with the $7,500,000 debt to be amortized over the life of the debt. The warrants (aggregating 22% of the shares issuable on conversion) entitle the lender to purchase approximately 1,402,053 shares of common stock at an exercise price of approximately $1.17675 per share. The warrants have a five (5) year term. The debt discount was calculated using the Black-Scholes model assuming a volatility of 40% and a risk free interest rate of 4.91%.